UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

EMCORE Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

290846203

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846203

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		435,143
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

435,143
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

435,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

CO

* Based on 77,172,167 Shares outstanding as of December 9, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities Exchange Commission (the “SEC”) on December 27, 2023.

2

CUSIP No. 290846203

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,978,863
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,978,863
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,978,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%*
14	TYPE OF REPORTING PERSON

IN

* Based on 77,172,167 Shares outstanding as of December 9, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on December 27, 2023.

3

CUSIP No. 290846203

1	NAME OF REPORTING PERSON

Cletus C. Glasener
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,027
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,027
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

IN

* Based on 77,172,167 Shares outstanding as of December 9, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on December 27, 2023.

4

CUSIP No. 290846203

1	NAME OF REPORTING PERSON

Jeffrey J. Roncka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 290846203

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, on January 10, 2024, the Reporting Persons terminated the Joint Filing and Solicitation Agreement (as defined in Amendment No. 1 to the Schedule 13D) and Cletus C. Glasener and Jeffrey J. Roncka are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as defined and further described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 10, 2024, Bradley L. Radoff and the Radoff Foundation (together, the “Radoff Parties”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which the Issuer agreed, among other things, to immediately (i) accept the resignation of Chairman Stephen L. Domenik as a member of the Issuer’s board of directors (the “Board”), (ii) increase the size of the Board by one member, to a total of six directors, and (iii) appoint Cletus C. Glasener and Jeffrey J. Roncka (the “New Directors”) to the Board, each with a term expiring at the Issuer’s 2024 annual meeting of shareholders (the “2024 Annual Meeting”). Pursuant to the Cooperation Agreement, the Board also agreed to immediately appoint Mr. Glasener as Chairman of the Board. The Cooperation Agreement further provides that, during the Standstill Period (as defined below), each committee and subcommittee of the Board shall include at least one New Director.

Pursuant to the Cooperation Agreement, the Issuer also agreed to (i) amend and restate the charter for the Strategy and Alternatives Committee of the Board (the “Strategy and Alternatives Committee”) to include the oversight and completion of a business review of the Issuer’s operational performance, cost structure, and portfolio composition, as well as to explore all value creation levers available to the Issuer, (ii) amend the composition of the Strategy and Alternatives Committee such that it will consist of the New Directors, Bruce E. Grooms, Noel Heiks and Rex S. Jackson, and (iii) appoint Mr. Roncka as Chairman of the Strategy and Alternatives Committee.

Pursuant to the Cooperation Agreement, Mr. Radoff withdrew his nomination of director candidates for election to the Board at the 2024 Annual Meeting and the Radoff Parties are subject to certain customary standstill restrictions from the date of the Cooperation Agreement until the earlier of (x) 30 days prior to the deadline for submissions of shareholder nominations for the Issuer’s 2025 annual meeting of shareholders, pursuant to the Issuer’s Bylaws, or (y) 120 days prior to the first anniversary of the 2024 Annual Meeting (the “Standstill Period”). During the Standstill Period, the Radoff Parties also agreed to appear in person or by proxy at the 2024 Annual Meeting and vote all Shares beneficially owned by the Radoff Parties at the 2024 Annual Meeting (i) in favor of all directors nominated by the Board for election, and (ii) otherwise in accordance with the Board’s recommendations; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) both recommend otherwise with respect to any proposals (other than the election of directors), the Radoff Parties may vote in accordance with the ISS and Glass Lewis recommendation; provided, further, that the Radoff Parties are permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition of all or substantially all of the assets of the Issuer or other business combinations involving the Issuer requiring a vote of shareholders of the Issuer.

6

CUSIP No. 290846203

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 10, 2024, the Radoff Parties and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On January 10, 2024, the Reporting Persons terminated the Joint Filing and Solicitation Agreement, effective immediately.

On January 11, 2024, the remaining Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) under which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated January 10, 2024 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 11, 2024).
99.2	Joint Filing Agreement, dated as of January 11, 2024.

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CUSIP No. 290846203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2024

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff Individually and as attorney-in-fact for Cletus C. Glasener and Jeffrey J. Roncka

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